Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Change

Challenge

Opportunity

2013

Piedmont

Managers’ Meeting

“I have talked to the folks at American about

their views on turbo props and they do not

have any prejudices that turboprops should

not be part of the new American’s fleet. We

at US Airways have always depended on

turboprops as having a meaningful, structural

reason to exist in a true network. If you are

optimally serving your network, you can only

do so with capacity at every level available to

you whether that be 37 seat props or 300 seat

long haul aircraft. And so we’ve maintained

Piedmont’s existence for good reason and

Piedmont deserves to be here. The turboprops

and the Dash-8s in particular, despite the

fact that they’re aging, do a great job in our

network. The network gurus at American and

US Airways aren’t making fleet decisions

at this level yet, but just like US Airways

hanging around the hoop and doing what

it needed to do to get itself into position to

merge with American, I encourage Piedmont

to do the very same thing. Keep managing the

business well, keep running that aging fleet

of turboprops as reliably as you are and you

might find, just like US Airways did, it opens

the doors to more opportunities.” - Dion

Flannery

Piedmont Airlines

SPEEDWORD Special Edition

Dion Flannery, President, Express; Michelle

Foose, VP, Human Resources; Steve Farrow,

President/CEO

VP Eric Morgan opens the event

in CLT.

PHX hub manager Fred Marlow asks

a question during Q&A.

“We need to take advantage now of opportunities

to show how good we are,” said Steve Farrow,

President/CEO, talking to the PDT Customer

Service managers gathered in CLT in May. “This

merger is being done on (US Airways’) terms, and

Express played a tremendous role in that.”

“Change, challenge and opportunity” was

the theme of this year’s leadership event. In anticipation

of the American Airlines merger, there will

be “a lot of anxiety” ahead, said Eric Morgan, VP,

Customer Service. “We need to adapt and focus

our leadership to manage change. We need to set

our sites higher, focus on safety, drive our teams

to get positive results and turn this into a great opportunity.

Now is the time for us to shine.”

Station managers and hub leaders took

advantage of the three day event to network with

co-workers, share information and ask questions

about the coming year. Express President Dion

Flannery told the crowd “there’s momentum and

we have to keep that going. We can’t use the merger

as an excuse not to give great service.”

“What a team of outstanding professional leaders we have, from our top leadership team to our operational management teams,” said Thomas Wheeler, Ramp Department manager, PHX. “Change, challenge and opportunity...our entire team will rise to the top and we will be second to none.”

“This meeting was the best conference I’ve been to,” said new manager Scott

Miller, MDT. “Our Senior Executive Team made every effort to reach out to me as a new member of the team and make me feel welcome and valued. The classes were fun and engaging and the evening activities made it easy to interact with my fellow managers.

I can’t wait to go next year!”

“There will always be something

that I can take away as new,” said

Dinger Seldera, OMA. “All I can say

is how much I enjoyed spending time

with the people I have come to recognize

as family and with colleagues that

I have only begun to appreciate.”

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.